Harris Associates Securities L.P.

(A Subsidiary of Harris Associates L.P.)

Financial Statements and Supplemental Schedules

Exemption Report and Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of and for the Year Ended December 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harris Associates Securities L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 South Wacker Drive, Suite 4600
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Weber	(312) 646-3218	zweber@harrisassoc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Drive, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary D. Weber   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harris Associates Securities L.P.   , as of 12/31   , 2 025   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
LARRY P. BABYAR
Notary Public, State of Illinois
Commission No. 906782
My Commission Expires
January 07, 2028

Signature:

Title:
CFO and Treasurer of Harris Associates Inc., General Partner

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Harris Associates Securities L.P.
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Harris Associates Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harris Associates Securities L.P. (the "Company") as of December 31, 2025, and the related statements of operations, of changes in partners' capital and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital pursuant to Rule 15c3-1 and computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3- 3 are supplemental information as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act

PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, Illinois 60606
(312) 298 2000

www.pwc.com/us

of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

February 26, 2026

We have served as the Company's auditor since at least 1999. We have not been able to determine the specific year we began serving as auditor of the Company.

Harris Associates Securities L.P.
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	1,466,805
Prepaid expenses		55,042
Total assets	$	1,521,847
Liabilities and Partners' Capital		
Liabilities		
Payable to limited partner	$	181,072
Other expenses payable		40,580
Total liabilities		221,652
Partners' capital		1,300,195
Total liabilities and partners' capital	$	1,521,847

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Operations
For the Year Ended December 31, 2025

Revenue		
Interest Income	$	13,260
Expenses		
Administrative fees to limited partner		2,043,504
Other expenses		180,932
Total expenses		2,224,436
Net loss	$	(2,211,176)

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2025

	General Partner	Limited Partner	Total
Capital, December 31, 2024	$ 6,614	$ 654,757	$ 661,371
Capital contributions	28,500	2,821,500	2,850,000
Net loss	(22,112)	(2,189,064)	(2,211,176)
Capital, December 31, 2025	$ 13,002	$ 1,287,193	$ 1,300,195

The accompanying notes are an integral part of these financial statement

Harris Associates Securities L.P.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities		
Net loss	$	(2,211,176)
Adjustments to reconcile net loss to net cash used in operating activites:		
Increase in prepaid expenses		(13,834)
Decrease in payable to limited partner		(248,714)
Decrease in other expenses payable		(10,331)
Net cash used in operating activites		(2,484,055)
Cash flows from financing activities		
Capital contributions		2,850,000
Net cash provided by financing activities		2,850,000
Net increase in cash		365,945
Cash		
Beginning of year		1,100,859
End of year	$	1,466,805

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Notes to Financial Statements
As of December 31, 2025

1. **Nature of Operations and Summary of Significant Accounting Policies**

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Investment Managers, LLC. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of the Oakmark Funds, a series of registered investment companies managed by HALP. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

As described above, HASLP is engaged in a single line of business as a securities broker-dealer. HASLP has identified its chief financial officer as the chief operating decision maker ("CODM"), who primarily uses the Statement of Financial Condition and Statement of Operations, including net income (loss), to evaluate and forecast the results of the business. Additionally, the CODM uses excess net capital (see Note 4 and Schedule I), which is not a measure of profit and loss, to make operational decisions, including maintaining capital adequacy. HASLP's operations constitute a single operating segment, and therefore, a single reportable segment because the CODM manages the business activities using information of HASLP as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

These financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

Cash
HASLP maintains its cash in bank deposit accounts which, at times, exceeds the federally insured limits. HASLP has not experienced and does not expect to experience any losses in such accounts.

Income Taxes
HASLP is a partnership for U.S. federal income tax purposes. It is generally not subject to federal or state taxes on its income. The partners will be required to report on their income tax return their proportionate share of the items of loss and deductions from HASLP, the partnership.

HASLP follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions which requires HAI to determine whether a tax position of HASLP is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. HAI has evaluated tax positions for the years 2023 through 2025 and has determined that there was no effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2.   **Related Parties**

HASLP has significant transactions with HALP. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses. HASLP reimburses HALP for the administrative costs the following month.

These expenses are included in Administrative fees to limited partner on the Statement of Operations. The payable to the limited partner included within the Statement of Financial Condition consists of accrued administrative fees owed to HALP.

Because HASLP has no revenue it experiences net losses and negative cash flows from operating activities, which raises substantial doubt about HASLP's ability to continue as a going concern. Accordingly, HAI, as the general partner of both HALP and HASLP, resolved for HAI and HALP to make combined quarterly contributions to HASLP for $600,000 in support of its operating and regulatory capital requirements. In addition, HALP's management has formally committed to make additional capital contributions to HASLP, if necessary, to meet HASLP's operational and net capital requirements. As a result, management believes that its plans will alleviate the substantial doubt about HASLP's ability to continue as a going concern and therefore, the financial statements have been presented assuming HASLP will continue as a going concern.

3.   **Partners' Capital**

HASLP received capital contributions from HAI and HALP amounting to $2,850,000 during 2025.

4.   **Net Capital Requirements**

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2025, HASLP had net capital of $1,245,153 and a minimum net capital requirement of $14,777. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

5.   **Exemption from SEC Rule 15c3-3**

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies. Further, for the year ended December 31, 2025, HASLP did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts for or to customers; did not carry PAB accounts (as defined in Rule 15c3-3). HASLP's activities are limited to those set forth in the conditions for exemption in accordance with Paragraph (k)(1) of SEC Rule 15c3-3.

6.   **Commitment and Contingencies**

In the normal course of business, HASLP will enter contracts that contain a variety of representations and warranties, and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of material loss from these arrangements to be remote.

7.   **Subsequent Events**

HASLP has evaluated the events and transactions that have occurred through February 26, 2026, the date the financial statements were available to be issued and noted no material items requiring adjustment of the financial statements.

SUPPLEMENTAL SCHEDULES

Harris Associates Securities L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
As of December 31, 2025 Schedule I

Net capital

Partners' capital qualified for net capital	$	1,300,195
Deductions and/or charges		
Non-allowable assets		55,042
Net capital	$	1,245,153
Total aggregate indebtedness	$	221,652

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$	14,777
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	14,777
Excess net capital (net capital, less net capital requirement)		$	1,230,376
Excess net capital at 1,000 percent (net capial less 10% of aggregate indebtedness)		$	1,222,988
Ratio: Aggregate indebtedness to net capital			0.18 to 1

There are no material differences between the preceding computation and HASLP's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2025, as filed on January 27, 2026.

Harris Associates Securities L.P.
Computation for Determination of Reserve Requirements
and Information Relating to Possession and Control
Requirements Under Rule 15c3-3
As of December 31, 2025   **Schedule II**

Harris Associates Securities L.P. claims exemption from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2025.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Harris Associates Securities L.P.

We have reviewed management's statements, included in the accompanying Harris Associates Securities L.P. Exemption Report, in which (1) Harris Associates Securities L.P. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Harris Associates Securities L.P. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) Harris Associates Securities L.P. stated that Harris Associates Securities L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Harris Associates Securities L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harris Associates Securities L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PricewaterhouseCoopers LLP

February 26, 2026

PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, Illinois 60606
(312) 298 2000

www.pwc.com/us

Harris Associates Securities L.P. Exemption Report

Harris Associates Securities L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Harris Associates Securities L.P.

I, Zachary D. Weber, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

February 26, 2026